                                File No. 70-9131

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                   FORM U-1/A

                               AMENDMENT NO. 1 TO
                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ------------------------------------------------

                         THE COLUMBIA GAS SYSTEM, INC.
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                        COLUMBIA SERVICE PARTNERS, INC.
                             121 Hill Pointe Drive
                                   Suite 100
                              Canonsburg, PA 15317
                ------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
                ------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
                ------------------------------------------------
                    (Name and address of agent for service)

         Names and Addresses of Subsidiary Company Agents for Service:

                          R. S. Gustafson, Controller
                        COLUMBIA SERVICE PARTNERS, INC.
                             121 Hill Pointe Drive
                                   Suite 100
                              Canonsburg, PA 15317
                ------------------------------------------------
               (Names and Addresses of Other Agents for Service)

         The Columbia Gas System, Inc. ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby submits for filing this Amendment No. 1 to the Joint
Application-Declaration on Form U-1 in File No. 70-9131 to amend and restate the Joint Application-Declaration it its entirety.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         The Columbia Gas System, Inc. ("Columbia"), a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 ("the Act"), and its indirect subsidiary company Columbia Service Partners, Inc. ("Service Partners") are requesting Commission approval to update and expand the system's existing consumer services authority.

         By order dated March 25, 1996, the Commission authorized Columbia to establish one or more direct or indirect subsidiaries to engage in the business of providing energy-related services to customers of local distribution companies ("LDCs") affiliated with Columbia and to customers of nonaffiliated LDCs that are served by Columbia's interstate natural gas transmission companies. In particular, the Commission approved the following consumer services:

         1) Safety Inspections -- Residential and small commercial business customers may be offered an array of energy assessment and energy-related safety inspections such as carbon monoxide and radon testing and wire safety checks;

         2) Appliance Financing -- The consumer services company may provide customer financing in the form of short-term loans to cover the period of installation of energy-related appliances until permanent financing can be obtained by the customer, or long-term loans for a period not to exceed the lesser of 10 years or the expected useful life of the equipment;

         3) Billing Insurance -- The consumer services company, through a contractual arrangement with American Banker's Insurance Group or another vendor, may provide bill payment protection for customers up to $400 a month for six months should the customer become unemployed, disabled or die;





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


         4) Appliance Repair Warranty -- Customers may be offered an appliance repair service for their heating and air conditioning systems and other major appliances;

         5) Gas Line Repair Warranty -- Customers may be offered an opportunity to warrant against the cost of repair of faulty gas service lines located both within and external to the customer's location;

         6) Merchandising of Energy Related Goods -- Customers may be offered the opportunity to purchase energy-related devices such as water heaters, gas grills, gas logs and furnaces;

         7) Commercial Equipment Service -- Operators of commercial equipment may be offered a repair warranty program that would respond to faulty equipment;

         8) Bill Risk Management Products -- A variety of programs may be made available to gas customers interested in hedging energy price or consumption fluctuations;

         9) Consulting and Fuel Management Services -- Commercial and industrial customers may be offered advisory and/or management services regarding energy consumption and its measurement;

         10) Electronic Measurement Services -- Commercial and industrial customers may be offered a variety of enhanced measurement and billing services that will enable them to better monitor their energy consumption and expenditures.

The Commission further authorized the provision to end-use customers served by the Columbia LDCs or by LDCs that are served by the Columbia transmission companies with certain incidental services related to the consumption of energy and the maintenance of property by those end-users, where the need for the service arises as a result of, or evolves out of, the above services and the incidental services do not differ materially from the enumerated services. The order cites incidental services related to: maintenance, financing or sale (but not manufacture) of the energy-consuming equipment; the measurement, analysis, risk management or other services relating to the energy commodity itself; and the process by which the end-user arranges for delivery, acquires, consumes and
pays for the energy commodity.   The Columbia Gas System, Inc., Holding Co. Act
Release No. 26498 (March 25, 1996) (the "1996 Service Partners Order").
Service Partners is currently the Columbia entity that is engaged in the above consumer services business.





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


         The 1996 Service Partners order is subject to certain limitations. Among other things, the order, which was issued prior to the adoption of Rule 58, limits customer financing authority, restricts the terms of billing insurance, and requires that the revenues from sales in states served by Columbia's LDCs must exceed revenues from customers in all other states.(1) Columbia and Service Partners are asking the Commission to remove such limitations, including all geographic and customer-based restrictions, on the consumer services business.

         In addition, Columbia wishes to expand its consumer services authority to enable it to offer a full range of services, through one or more, direct or indirect, existing or newly formed subsidiaries (collectively, the "Consumer Services Company"), either independently or through a joint venture or an alliance with a nonassociate company. Consistent with the Commission's precedent, Columbia seeks authority for the Consumer Services Company to provide:

         - Energy Management Services involving the marketing, sale, installation, operation and maintenance of various products and services related to the business of energy management and demand-side management, often on a turn-key basis. Energy Management Services may include, among other things, audits, energy audits; facility design and process control and enhancements; construction, installation, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs, as contemplated by Rule 58(b)(1)(i). In addition, Energy





__________________________________

1. It should be noted that other similarly-situated registered holding companies have not been so restricted. See, e.g., Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997) (no customer revenue restrictions on consumer services business), and New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (the Commission authorized the new registered holding company to provide to domestic customers, wherever located, various retail services including "energy analysis, project management, design and construction, energy efficient equipment installation and maintenance, facilities management services, environmental services and compliance, fuel procurement, and other similar kinds of managerial and technical services"). In addition, the Commission explicitly removed such geographic restrictions with respect to companies acquired pursuant to Rule 58, as well as with respect to businesses that could have been acquired pursuant to the rule.

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
                 Management Services may include the design, construction, installation, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures as approved by the Commission in Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997) (the "Cinergy Solutions Order"). The Consumer Services Company also may provide conditioned power services, that is, services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment, again as approved in the Cinergy Solutions Order.

         - Performance Contracting Services and the provision of related systems. Performance contracting is a service that combines engineering and financial expertise to develop cost reduction strategies that will enable customers to realize energy and other resource efficiency goals. These services, which can be implemented on a start-up or retrofit basis, usually entail design, engineering, installation and measurement services, with a guarantee of operational and energy-related savings to ensure that the customer is achieving the projected results. Specific functions may include among other things: process control, fuel management, asset management services, in respect of energy-related systems, facilities and equipment, including distribution systems and substations, transmission, storage and peak-shaving facilities, gas supply and/or electric generation facilities (stand-by generators and self-generation facilities), boilers, chillers (refrigeration and coolant equipment), alarm/warning systems, HVAC, water and lighting systems, located on or adjacent to the premises of a customer and used by that customer in connection with its business activities, as well as environmental compliance, energy supply and building automation systems and controls, as authorized in the Cinergy Solutions Order. The Consumer Services Company may also provide such services to qualifying and non-qualifying cogeneration and small power production facilities under the Public Utility Regulatory Policies Act of 1978. See Rule 58(b)(1)(viii).

         - Municipality Management Services, including Asset Management Services for other owners of utility assets or systems such as municipalities and electric cooperatives, as permitted under the Cinergy Solutions Order. In addition, the Consumer Services Company may act as agent for energy management matters,





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


                 including the operation and dispatch of generating facilities, for municipalities and utility cooperatives. See Louis Dreyfus Electric Power, SEC No-Action Letter (April 8, 1996).

         - Consulting Services to associate and nonassociate companies, and individuals. The Consulting Services include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services. See the Cinergy Solutions Order; see also Rule 58(b)(1)(vii). Columbia also proposes to offer marketing services to associate and nonassociate businesses in the form of bill insert and automated meter-reading services, as well as other consulting services, such as how to set up a marketing program. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (Aug. 27, 1997) (the "1997 CNG Order"). To the extent such services are provided to associate companies, they will be rendered in accordance with
                 Section 13 and the rules thereunder.

         - Retail Services including service line repair and extended warranties with respect to all of the utility or energy-related service lines internal and external to a customer's premises, and other similar or related services, including surge protection. See the Cinergy Solutions Order. The Consumer Services Company may also provide centralized bill payment centers for "one stop" payment of all utility and municipal bill and related services, and annual inspection, maintenance and replacement of any utility or energy-related equipment or appliances. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26363 (Aug. 28, 1995) (the "1995 CNG Order").

         - Monitoring and Response Services for, among other things, fire, security, building automation and critical application processes. The Consumer Services Company may offer products that enhance safety, increase energy/process efficiency, or provide energy-related information, such as security systems (including, but not limited to, carbon monoxide, smoke and fire detectors, and fire extinguishers), as well as repair services in connection with such problems as carbon monoxide leaks and faulty equipment wiring. Such services may involve the operation of call/dispatch centers on behalf of Columbia's





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


                 transmission or local distribution companies, as well as nonassociate companies. These products are an extension of, and in connection with, the Safety Inspections that were authorized in the 1996 Service Partners Order. The Commission has approved similar activities for other registered holding companies. See, e.g., the 1997 CNG Order.

         - Energy Peaking Services via propane-air/LNG. This involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand. propane-air (a mixture) or liquefied natural gas ("LNG"), stored nearby or on-site, are fuel sources for such back-up services. The Commission has previously authorized registered holding companies to provide propane services. See the 1995 CNG Order.

         - Project Development and Ownership involving the installation of gas-fired turbines for on-site generation and consumption of electricity. See the 1995 CNG Order.

         - Customer Appreciation/Retention Programs intended to promote good will and thereby consolidate the customer base for Columbia's nonregulated activities. Such programs could include the offering of prepaid phone cards or various forms of insurance. In one example, the Consumer Services Company would broker a customer appreciation accidental death and disability ("AD&D") plan to its existing customers of both utility and nonutility affiliates. The Consumer Services Company would purchase a group policy, with a face value of $1000 per covered customer, for a nominal fee and then offer the coverage at no cost. Those customers who accept the no-cost coverage would have the opportunity to increase their coverage at a competitive rate. The Consumer Services Company would receive a commission on any additional coverage. Such commission would be used to defray the costs of the customer appreciation/retention programs. The Consumer Services Company would act as agent only. Neither Columbia nor its subsidiary companies would assume any liability under the insurance policies. The applicants believe that activities to promote good will and thereby consolidate and expand the customer base for Columbia's nonregulated activities are in the ordinary course of business of a registered holding company, and so should be permitted under Section 9(c)(3) of the Act.

         - Other Goods and Services as are permissible for a gas-registered holding company under Rule 58 and incidental services related to the consumption of energy and the maintenance of property by those end-users, where the need for





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


                 the service arises as a result of, or evolves out of, the above services and the incidental services do not differ materially from the enumerated services. See the 1996 Service Partners Order and the 1997 CNG Order.

Provision of the above goods and services, which are closely related to the system's core energy business, is intended to complement Columbia's existing consumer services authority in furtherance of Columbia's goal to become a full-service energy provider. No company in the Columbia holding company system ("System") will undertake any such activity without further Commission approval if, as a result thereof, it would become a public utility company within the meaning of the Act.

         Columbia may undertake the proposed business activities through existing or newly-formed, direct or indirect, subsidiaries. In addition, it is contemplated that Columbia, through its subsidiary companies, may enter into arrangements with nonassociate companies. Columbia requests authority to acquire, directly or indirectly, the securities or an interest in the business of nonassociate companies that derive substantially all of their revenues from the above activities. See the Cinergy Solutions Order.

         Columbia seeks authority for the Consumer Services Company to provide financing to, or broker nonassociate third-party financing for, customers in connection with all of its authorized consumer services. Financing would also be available for purchases by the System's utility customers of energy-related equipment from a nonassociated third party. Customer financing may take the form of, among other things, direct loans, leases, installment purchase arrangements and loan guarantees. Interest on loans and imputed interest on lease payments will be secured or unsecured. Any obligations acquired from customers may be assigned to banks, leasing companies or other financial institutions, with or without recourse. See the Cinergy Solutions Order.

         In its order dated December 23, 1996 (File No. 70-8925; Holding Co. Act Release No. 26634), the Commission reserved jurisdiction over participation in Columbia's Money Pool by new direct or indirect subsidiaries of Columbia engaged in new lines of business. Columbia hereby requests that the Commission release this jurisdiction with respect to participation in the Money Pool by those direct and indirect subsidiaries that are formed pursuant to the specific authorization sought herein.

         Columbia represents that it will not seek recovery through higher rates to customers of the System's public utility company subsidiaries to compensate it for any losses the Consumer Services Company may sustain, or inadequate returns the Consumer Services Company may realize, resulting from the proposed consumer services.

         It is contemplated that the Columbia local distribution companies will continue to assist the Consumer Services Company with customer billing, accounting and other energy-related services for consumer services offered to the System's utility customers. The use of such personnel by the Consumer Services Company will not impair the System's utility service. If, at any time, the utility staff levels are not adequate to handle these extra responsibilities, staff will be added to the Consumer Services Company to meet the increased demand. All services between the System utilities and the Consumer Services Company will be billed at cost in accordance with Section 13(b) of the Act and Rules 87, 90 and 91 thereunder. See the 1996 Service Partners Order. To the extent permitted by law, the Consumer Services Companies, including Service Partners, may compete with other companies in the Columbia System.

                           *     *     *     *     *

         Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates an indefinite period as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

                          *     *      *      *      *

         The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         Service Partners is a wholly-owned subsidiary of CES which is a wholly-owned subsidiary of Columbia.





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


          (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

          Not applicable.

          (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

          Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

          (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with
the preparation of the Application-Declaration . . . . . . . . . . . . . . .    $8,000.00
                                                                                 ========


         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Legal services in connection with the subject application-declaration have been rendered by the Columbia Gas System Service Corporation at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

             (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         Sections 6, 7, 9, 10, 11, 12 and 13, and the rules thereunder, and Rule 54 are applicable to the proposed transactions.

             (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

           Not applicable.

ITEM 4.  REGULATORY APPROVAL

             (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

         The proposed transactions are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.

             (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Not applicable.

ITEM 5.  PROCEDURE

             (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

             It is requested that the Commission issue its Notice by November 7, 1997, and its order on or before December 7, 1997.

             (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

             (a) Exhibits

             F.  Opinion of Counsel for Columbia and Subsidiaries
                 (to be filed by Amendment).

             G.  Proposed Notice.


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

             (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

 The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

             (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

             No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

         THE COLUMBIA GAS SYSTEM, INC.


DATE: November 5, 1997            by://s//M. W. O'Donnell
                                  ----------------------------------------------
                                  M. W. O'Donnell, Senior Vice President
                                  & Chief Financial Officer


         COLUMBIA SERVICE PARTNERS, INC.

DATE: November 5, 1997            by://s//P. Feldman
                                  ----------------------------------------------
                                  P. Feldman, President





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


EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.               )

November __, 1997

         The Columbia Gas System, Inc. ("Columbia"), a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 ("the Act"), and its indirect subsidiary company Columbia Service Partners, Inc. ("Service Partners") have filed an amended and restated application and declaration requesting Commission approval to update and expand the system's existing consumer services authority.

         By order dated March 25, 1996, the Commission authorized Columbia to establish one or more direct or indirect subsidiaries to engage in the business of providing energy-related services to customers of local distribution companies ("LDCs") affiliated with Columbia and to customers of nonaffiliated LDCs that are served by Columbia's interstate natural gas transmission companies. The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996) (the "1996 Service Partners Order"). Service Partners is currently the Columbia entity that is engaged in the consumer services business.

         The 1996 Service Partners order is subject to certain limitations. Among other things, the order, which was issued prior to the adoption of Rule 58, limits customer financing authority, restricts the terms of billing insurance, and requires that the revenues from sales in states served by Columbia's LDCs must exceed revenues from customers in all other states. Columbia and Service Partners are asking the Commission to remove such limitations, including all geographic and customer-based restrictions, on the consumer services business.

         In addition, Columbia wishes to expand its consumer services authority to enable it to offer a full range of services, through one or more, direct or indirect, existing or newly formed subsidiaries (collectively, the "Consumer Services Company"), either independently or through a joint venture or an alliance with a nonassociate company. Consistent with the Commission's precedent, Columbia seeks authority for the Consumer Services Company to provide:

         - Energy Management Services involving the marketing, sale, installation, operation and maintenance of various products and services related to the business of energy management and demand-side management, often on a turn-key basis. Energy Management Services may include, among other things, audits, energy audits; facility design and process control and enhancements; construction, installation, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs. In addition, Energy Management Services may include the design, construction, installation, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures. The Consumer Services Company also may provide conditioned power services, that is, services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment.

         - Performance Contracting Services and the provision of related systems. Performance contracting is a service that combines engineering and financial expertise to develop cost reduction strategies that will enable customers to realize energy and other resource efficiency goals. These services, which can be implemented on a start-up or retrofit basis, usually entail design, engineering, installation and measurement services, with a guarantee of operational and energy-related savings to ensure that the customer is achieving the projected results. Specific functions may include among other things: process control, fuel management, asset management services, in respect of energy-related systems, facilities and equipment, including distribution systems and substations, transmission, storage and peak-shaving facilities, gas supply and/or electric generation facilities (stand-by generators and self-generation facilities), boilers, chillers (refrigeration and coolant equipment), alarm/warning systems, HVAC, water and lighting systems, located on or adjacent to the premises of a customer and used by that customer in connection with its business activities, as well as environmental compliance, energy supply and building automation systems and controls. The Consumer Services Company may also provide such services to qualifying and non-qualifying cogeneration and small power production facilities under the Public Utility Regulatory Policies Act of 1978.





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         -       Municipality Management Services, including Asset Management
                 Services for other owners of utility assets or systems such as municipalities and electric cooperatives. In addition, the Consumer Services Company may act as agent for energy management matters, including the operation and dispatch of generating facilities, for municipalities and utility cooperatives.

         - Consulting Services to associate and nonassociate companies, and individuals. The Consulting Services include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services. Columbia also propose to offer marketing services to associate and nonassociate businesses in the form of bill insert and automated meter-reading services, as well as other consulting services, such as how to set up a marketing program. To the extent such services are provided to associate companies, they will be rendered in accordance with Section 13 and the rules thereunder.

         - Retail Services including service line repair and extended warranties with respect to all of the utility or energy-related service lines internal and external to a customer's premises, and other similar or related services, including surge protection. The Consumer Services Company may also provide centralized bill payment centers for "one stop" payment of all utility and municipal bill and related services, and annual inspection, maintenance and replacement of any utility or energy-related equipment or appliances.

         - Monitoring and Response Services for, among other things, fire, security, building automation and critical application processes. The Consumer Services Company may offer products that enhance safety, increase energy/process efficiency, or provide energy-related information, such as security systems (including, but not limited to, carbon monoxide, smoke and fire detectors, and fire extinguishers), as well as repair services in connection with such problems as carbon monoxide leaks and faulty equipment wiring. Such services may involve the operation of call/dispatch centers on behalf of Columbia's transmission or local distribution companies, as well as nonassociate companies.





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         -       Energy Peaking Services via propane-air/LNG.  This involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand. propane-air (a mixture) or liquefied natural gas ("LNG"), stored nearby or on-site, are fuel sources for such back-up services.

         - Project Development and Ownership involving the installation of gas-fired turbines for on-site generation and consumption of electricity.

         - Customer Appreciation/Retention Programs intended to promote good will and thereby consolidate the customer base for Columbia's nonregulated activities. Such programs could include the offering of prepaid phone cards or various forms of insurance. In one example, the Consumer Services Company would broker a customer appreciation accidental death and disability ("AD&D") plan to its existing customers of both utility and nonutility affiliates. The Consumer Services Company would purchase a group policy, with a face value of $1000 per covered customer, for a nominal fee and then offer the coverage at no cost. Those customers who accept the no-cost coverage would have the opportunity to increase their coverage at a competitive rate. The Consumer Services Company would receive a commission on any additional coverage. Such commission would be used to defray the costs of the customer appreciation/retention programs. The Consumer Services Company would act as agent only. Neither Columbia nor its subsidiary companies would assume any liability under the insurance policies.

         - Other Goods and Services as are permissible for a gas-registered holding company under Rule 58 and incidental services related to the consumption of energy and the maintenance of property by those end-users, where the need for the service arises as a result of, or evolves out of, the above services and the incidental services do not differ materially from the enumerated services.

Provision of the above goods and services, which are closely related to the system's core energy business, is intended to complement Columbia's existing consumer services authority in furtherance of Columbia's goal to become a full-service energy provider. No company in the Columbia holding company system ("System") will undertake any such activity without further Commission approval if, as a result thereof, it would become a public utility company within the meaning of the Act.

         Columbia may undertake the proposed business activities through existing or newly-formed, direct or indirect, subsidiaries. In addition, it is contemplated that Columbia, through





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its subsidiary companies, may enter into arrangements with nonassociate companies. Columbia requests authority to acquire, directly or indirectly, the securities or an interest in the business of nonassociate companies that derive substantially all of their revenues from the above activities.

         Columbia seeks authority for the Consumer Services Company to provide financing to, or broker nonassociate third-party financing for, customers in connection with all of its authorized consumer services. Financing would also be available for purchases by the System's utility customers of energy-related equipment from a nonassociated third party. Customer financing may take the form of, among other things, direct loans, leases, installment purchase arrangements and loan guarantees. Interest on loans and imputed interest on lease payments will be secured or unsecured. Any obligations acquired from customers may be assigned to banks, leasing companies or other financial institutions, with or without recourse.

         In its order dated December 23, 1996 (File No. 70-8925; Holding Co. Act Release No. 26634), the Commission reserved jurisdiction over participation in Columbia's Money Pool by new direct or indirect subsidiaries of Columbia engaged in new lines of business. Columbia hereby requests that the Commission release this jurisdiction with respect to participation in the Money Pool by those direct and indirect subsidiaries that are formed pursuant to the specific authorization sought herein.

         Columbia represents that it will not seek recovery through higher rates to customers of the System's public utility company subsidiaries to compensate it for any losses the Consumer Services Company may sustain, or inadequate returns the Consumer Services Company may realize, resulting from the proposed consumer services.

         It is contemplated that the Columbia local distribution companies will continue to assist the Consumer Services Company with customer billing, accounting and other energy-related services for consumer services offered to the System's utility customers. The use of such personnel by the Consumer Services Company will not impair the System's utility service. If, at any time, the utility staff levels are not adequate to handle these extra responsibilities, staff will be added to the Consumer Services Company to meet the increased demand. All services between the System utilities and the Consumer Services Company will be billed at cost in accordance with Section 13(b) of the Act and Rules 87, 90 and 91 thereunder. To the extent permitted by law, the Consumer Services Companies, including Service Partners, may compete with other companies in the Columbia System.

         The joint application-declaration and any amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing to





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comment or request a hearing should submit their views in writing by        ,
to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                        Jonathan G. Katz
                                          Secretary





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